[USAA Letterhead]

                               January 27, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street Northeast
Mail Stop 3561
Washington, D.C. 20549

                Re:     USAA Acceptance, LLC
                        Amendment on Post-Effective Amendment No. 2
                        to Form S-3 Filed November 30, 2005
                        File No. 333-122759, CIK: 0001178049
                        Post-Effective Amendment Withdrawal Request
                        -------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act, USAA Acceptance LLC (the "Company") hereby requests withdrawal of its second post-effective amendment (filed with the Securities and Exchange Commission on November 30, 2005 (the "Post-Effective Amendment")) to the Company's current registration statement on Form S-3 (File No. 333-122759).

     The Post-Effective Amendment is being withdrawn for re-submission as a separate registration statement on Form S-3. This will enable the Registrant to proceed with an offering off of the current registration statement pending review by the Securities and Exchange Commission of the information contained in the revised registration statement. In pursuing this withdrawal request, the Company does not intend to affect the validity of any previous filing with respect to the Company's registration statement.

     No securities have been sold in reliance upon the Post-Effective Amendment. Based on the foregoing, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment as soon as reasonably possible.

     If you have any questions or require further information, please contact me at (210) 498-7479 or Renwick Martin of Sidley Austin LLP at (212) 839-5319.


                                        Respectfully yours,



                                        By: /s/ Michael Broker
                                            ------------------------
                                            Michael Broker
                                            Vice President and Banking Counsel


cc: Renwick Martin